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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     )
                                                 -----

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release on its annual results for the period ended December 31, 2007.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     - the Registrant's plan to give priority to resources exploration;

     - the Registrant's plan to speed up the process of its strategic restructuring of its refining and chemical layout and structure;

     - the Registrant's plan to develop a diversified oil and gas supply system by constructing strategic gateways for oil and gas as well as domestic pipeline systems; and

     - the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

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
                                                     (Chinese Characters)
                                                  PETROCHINA COMPANY LIMITED
                     (Chinese Characters)                           World Tower, 16 Ande Road, Dongcheng
      (GRAPHIC)      (Chinese Characters): 100011                   District Beijing, 100011, P.R. China
(Chinese Characters) (Chinese Characters): 86-10-84886034; 84886037 TEL: 86-10-84886034; 84886037
    PRESS RELEASE    (Chinese Characters): 86-10-84886039           FAX: 86-10-84886039

              PETROCHINA CONTINUES TO DELIVER GOOD OPERATIONAL AND
                              EARNINGS PERFORMANCE
                   ANNUAL NET PROFIT REACHED RMB145.63 BILLION
                  REPRESENTING A YEAR-ON-YEAR INCREASE OF 2.4%

19 March 2008, Beijing - PetroChina Company Limited ("PetroChina" or the "Company", SEHK stock code 0857; NYSE symbol PTR; SSE stock code 601857) announced today that its good operational and earnings performance continued and the Company recorded an annual net profit of RMB145.63 billion for the period ended December 31, 2007, representing an increase of 2.4 percent from the previous year.

In 2007, the Company's turnover reached RMB 835.04 billion (based on the International Financial Reporting Standards ("IFRS")), representing an increase of 21.2 percent from the previous year. The basic earnings per share were RMB 0.81, representing an increase of approximately RMB0.02 from the previous year. According to a resolution passed by the Company's board of directors, the board proposed to pay final dividend of RMB 0.156859 per share, based on 45% of the net profit of the Group for the year ended December 31,


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2007 under IFRS, after deducting the interim dividend for 2007. Together with the interim dividend of RMB 0.205690 per share, the full year dividend of 2007 will be RMB 0.362549.

Mr. Jiang Jiemin, Chairman and President of PetroChina said, "In 2007, the Company was faced with the changing macro economic development at home and from overseas. In the midst of the new trend, PetroChina firmly adhered to the two guiding principles by promoting 'scientific development' and 'harmony construction'. We stepped up the efforts in developing the strategies in three key areas, namely, 'Resources', 'Marketing' and 'Internationalization'. The Company enhanced its initiatives in safety production, environment protection and resources saving. It continued its efficient and sustainable development and maintained the good momentum of rapid growth. "

EXPLORATION AND PRODUCTION

In 2007, the Company accomplished a series of significant discoveries and obtained high reserves of proven oil and gas discoveries for the fourth consecutive year through in-depth geological studies, application of new technologies, and strategic deployment of core projects. In particular, the Company discovered the Jidong Nanpu Oilfield with scalable reserve and made significant breakthroughs in Erdos, Songliao and Tarim basins. According to an independent reserve assessment, the Company achieved a replacement ratio of
1.104 for crude oil reserves and 3.238 for natural gas reserves in 2007. With a better composition of orderly managed reserves, the Company has entered a new growth


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period of oil and gas reserve.

The Company maintained a balanced and effective operation of oil and gas production despite natural disasters and difficulties, such as the unprecedented snow storms and storm surges in decades. In 2007, the Company maintained its strong growth momentum and saw its total oil and gas output hit an aggregate of
1.11 billion barrels of oil equivalent, representing an increase of 4.8 percent from 2006. Crude oil output reached 839 million barrels, representing an increase of 8.1 million barrels or 1.0 percent from the previous year. Output of marketable natural gas reached 1.63 trillion cubic feet, representing a growth of 255.1 billion cubic feet or 18.6 percent from the previous year. The Company endeavored to optimize the oil and gas field development method and activated the secondary development programs for mature oilfields. The Company adopted comprehensive measurements such as deepening fine reservoir description, stabilizing oil production by adopting water-cut control, tertiary oil recovery and so forth. The Company also widely promoted relevant sophisticated technologies including horizontal well and under-balanced drilling. The foundation for oil stabilization in the oilfields has been consolidated. The Company has also conducted overall assessment, planning and development as well as building the production capacity in the new fields.


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During the reporting year, the Company's exploration and production segment realized an operating profit of RMB 206.59 billion, representing a decrease of 6 percent from the previous year due to the increased special earnings levies. The segment yet remains the major contributor to the Company's earnings.

REFINING AND MARKETING

Amid the strong market demand in 2007, the Company managed its refining business in a scientific and meticulous manner. Safe, smooth and efficient operation was achieved for its refining facilities. As a result, crude oil processing volume has reached new record high. During the period, volume of processed crude oil reached 824 million barrels, representing an increase of 38.6 million barrels or 4.9% year on year. The Company produced 22.02 million tons of gasoline; 2.02 million tons of kerosene, and 47.35 million tons of diesel.

Structured adjustment of refinery and chemical deployment saw good progress. Dalian Petrochemical's new project of ten million-ton sulphur-bearing crude oil processing facilities is in full progress of construction. Dushanzi Petrochemical's ten million-ton refined oil and one million-ton ethylene project has entered into the stage of assembling. Guangxi Petrochemical's ten million-ton refinery project has fully started its construction. Large-scaled refining and chemical projects in Fushun, Sichuan, Daqing made new progress as well.


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Marketing business continued to enhance its quality sales in response to the market changes. The Company endeavored to enhance sales volume and provide stable supply to the market. Annual sales of refined products reached 85.74 million tons, of which retail sales accounted for 54.82 million tons, up 16.6% year-on-year. The sales network of refined products was further strengthened. The total number of service stations reached 18,648 units, representing an increase of 2.4% year-on-year. Average daily sales volume of individual service station reached 8.4 tons, increased 7.7% year-on-year. Market supply capabilities were further enhanced.

Affected by the macro economic measures imposed on the price of refined products, Refining and Marketing segment recorded an operating loss of RMB 20.68 billion, representing a reduced loss of RMB8.48 billion when compared with the previous year. Refining and Marketing segment is the major revenue source of the Company's external sales.

CHEMICAL AND MARKETING

An established, efficient, safe and stable operation was realized for the Company's Chemical and Marketing business segment in 2007. Major economic and technical indexes achieved sustainable improvement. Resources allocation and structuring of products were further optimized. Production of chemical products reached 15.55 million tons, up 16.6% year-on-year. Among that, the Company produced 2.58 million tons of ethylene, up 24.8% year-on-year. The output of synthetic resin reached 3.96 million tons, up 29.4% year-on-year. The Company produced 1.46


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million tons of synthetic fibre raw materials and polymer, representing an increase of 18.4% year-on-year.

Chemical and Marketing segment recorded an operating profit of RMB 7.83 billion, representing an increase of RMB 2.77 billion year-on-year. Chemical and Marketing segment has realized increment in volume, sales as well as efficiency, and has continued to maintain a good momentum for future development.

NATURAL GAS AND PIPELINE

In 2007, construction of the Company's oil and gas pipelines proceeded on schedule in an orderly manner. With the construction completion and operation commencement of the Lanzhou-Yinchuan gas pipeline, a branch pipeline of the West-East Gas Pipeline, full connection network is realized for the four major natural gas processing regions, namely Tarim, Southwest, Changqing and Qinghai. Thus, unified and centralized dispatching and control of the natural gas pipeline operation has been realized and safe gas supply has been ensured. The main part of the Daqing-Harbin natural gas pipeline project has been completed. The pipeline will be ready for operation by August 2008. The second West-East Gas Pipeline project has started construction. Work progress of LNG projects is steadily proceeding. The Company's Oil & Gas Pipeline Network Dispatching Center in Beijing has started full operation, which helps the Company centralize the management of the operation of its 28 oil and gas pipelines.


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The sales business of natural gas has leveraged the advantage of the connected network. In order to ensure safe and steady supply to major cities and users, the Company strives to achieve balanced operation in key links including production, transportation, sales and storage.

Operating profit for Natural Gas and Pipeline segment amounted to RMB12.5 billion, representing an increase of 39% year-on-year. Natural Gas and Pipeline segment has experienced rapid growth and become a new growth driver in our profit.

INTERNATIONAL BUSINESS

International business of the Company has been making stable and good progress in 2007. As of the end of 2007, overseas oil and gas net production reached
57.16 million barrels of oil equivalent, representing an increase of 0.9% year-on-year. Overseas oil and gas exploration achieved new progress in Chad, Kazakhstan as well as other regions. Securing scalable reserves, the Company's added oil and gas proven reserves reached 48.34 million barrels. The Company and Chevron signed a development and production contract related to the northeastern block in Sichuan Basin. The project is currently the largest one in scale among all upstream oil and gas cooperation projects in the country. The risk exploration project in cooperation with foreign oil companies in Tarim proceeded on schedule. There is steady development in the international oil and gas trading business of the Company. The realized volume of international trade of oil and gas reached USD14.29 billion.


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PetroChina has successfully listed the A shares on the Shanghai Stock Exchange on 5 November 2007. The Company issued 4 billion A-shares with an offer price of RMB16.7 per share. The net proceeds raised amounted to RMB66.8 billion. Currently, the public float of the Company stands at 13.71%.

OUTLOOK FOR 2008

As the global economic growth and rapid development of the China's economy continues, the demand for oil and gas will continue to grow. Government control will further be tightened. The community will be more concerned about the change of oil price and the stable supply of oil and gas.

Facing the complicated and dynamic industry environment as well as the fierce competition, the Company is keen to adjust its growth pattern in order to achieve good and rapid development. The Company will continue its resources focused, market driven and globalization strategies. The Company is keen to give priority to resources exploration and will continue to solidify its nationwide domination in the upstream business. The Company will also speed up the process of its strategic restructuring of its refining and chemical layout and structure for the purpose of developing the refining and chemicals business in an orderly and efficient manner. The Company strives to ensure stable supply by enhancing the refined products and chemicals marketing business. The Company is also keen to develop a diversified oil and gas supply system by constructing strategic gateways for oil and gas as well as domestic pipeline systems. The Company will also speed up, on the


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basis of mutual benefits, the international cooperation in energy and resources business in order to ensure the sustainable growth of the international business. The Company will enhance its international operation level through active and efficient development of international trade.

Looking forward, PetroChina will adhere to its corporate vision of 'Energize, Harmonize and Realize' in its future development. The Company is committed to implement economic, environmental and social responsibilities and is keen to enhance its business strengths, international competitiveness and sustainability. PetroChina endeavors to generate return to investors and contribute to the community.

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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010     Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam     Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672 Email: helen.lam@hillandknowlton.com.hk


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this press release to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: March 20, 2008                   By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary